First Amendment

to Third Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Ivy Investment Management Company

This First Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Ivy Investment Management Company, a Delaware corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2009, Amended and Restated effective as of the 1st day of December, 2012, and further Amended and Restated effective as of the 1st day of July, 2013, and the 25th day of April, 2016 ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraphs m) and n) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:" and re-number all sub-paragraphs alphabetically thereafter:

m)
At its expense, will furnish: (i) all necessary office facilities, equipment and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to perform the sub-investment advisory services set forth this Agreement; and (ii) administrative services, such as bookkeeping, required for the Sub-Adviser to perform the sub-investment advisory services set forth in this Agreement;

n)
Will reimburse the Adviser, the Fund, and any trustee of the Board of Trustees for reasonable, documented, out of pocket expenses, including, but not limited to, expenses for the production of witnesses or documents, incurred by them as a result of regulatory investigations of the Sub-Adviser or litigation brought against the Sub-Adviser by a third party, including, but not limited to, litigation alleging excessive fees in violation of Section 36(b) of the 1940 Act, and arising from or pertaining to: (i) services provided by the Sub-Adviser under this Agreement (but excluding regulatory investigations or litigation regarding services provided and/or charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any trustee of the Board of Trustees.  The Sub-Adviser's aggregate liability for all expenses incurred by the Adviser, the Fund and the Board of Trustees under this subsection n) shall not exceed the aggregate fees paid by the Adviser to the Sub-Adviser under this Agreement during the prior 12 months;

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Ivy Investment Management Company

By:	/s/ Mark D. Nerud	By:	/s/ John E. Sundeen, Jr.
Name:	Mark D. Nerud	Name:	John E. Sundeen, Jr.
Title:	President and CEO	Title:	Executive Vice President; Chief Administrative Officer